UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 7, 2020

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

April 7, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a virtual session held on April 7, 2020, IFS’s 2020 Annual Shareholders’ Meeting at second call approved the following:

1.	The Annual Report for the fiscal year 2019.

2.	The Audited Individual and Consolidated Financial Information for the fiscal year 2019.

3.	The Net Profit Allocation and Dividend Distribution for the fiscal year 2019, as follows:

i.

To distribute US$1.75 (one dollar and 75/100 US dollars) per share as dividend on the 2019 net profits. The total amount of dividends which will be distributed by IFS will be US$202,033,483.75 (two hundred two million thirty-three thousand four hundred eighty-three and 75/100 US dollars).

ii.	To set April 28, 2020 as Record Date, and May 6, 2020 as Payment Date.
iii.

To allocate PEN743,030,364.57 (seven hundred forty-three million thirty thousand three hundred sixty-four and 57/100 Peruvian Soles) to IFS Retained Earnings account after the dividend distribution is made.

4.

The IFS’ 2020 Dividend Policy, which approves distribution to shareholders of a minimum of 20% (twenty percent) of the net profits of the company registered in said period, to be distributed in one or more opportunities; as long as the decision of the distribution of dividends does not affect the company’s and/or its subsidiaries’ compliance with legal and/or equity requirements , and the economic and financial conditions allow it.

5.	To delegate to the Audit Committee of the Board of Directors the power to approve the engagement and compensation of the external auditors for IFS and subsidiaries for the fiscal year 2020.

6.	A maximum annual aggregate compensation up to USD$800,000 (eight hundred thousand and 00/100 US dollars) for the members of the Board of Directors and Audit Committee for the year 2020.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: April 7, 2020	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel